Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Boards of Directors

HouseValues, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-121294) on Form S-8 of HouseValues, Inc. of our report dated January 21, 2005, with respect to the consolidated balance sheets of HouseValues, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, redeemable convertible preferred stock and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 10-K of HouseValues, Inc.

/s/ KPMG LLP
Seattle, Washington March 4, 2005